No.1-7628

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2002

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:
On December 4, 2002 Honda Europe Motorcycle S.r.l. unveiled the new motorcycle models for 2003 at the Palazzo Albergati event space in Bologna, Italy. (Ref.#02075)

Exhibit 2:
On December 5, 2002 Honda Motor Co., Ltd. released a new model of its intelligent humanoid robot ASIMO which is capable of interpreting the postures and gestures of humans and moving independently in response. (Ref.#02076)

Exhibit 3:
On December 17, 2002 Honda Motor Co., Ltd. announced that total production of its Super Cub had reached 35 million units in the 44 years and three months since it first went on sale in August 1958. (Ref.#02077)

Exhibit 4:
On December 18, 2002 Honda Motor Co., Ltd. announced its 2002 forecast and 2003 plan in both sales and production. (Ref.#02078)

Exhibit 5:
On December 18, 2002 Honda Motor Co., Ltd. announced its business plan for calendar year 2003, including Honda’s plan to increase its customer base from the 2002 forecast of 15.27 million customers to 17.35 million customers in 2003. (Ref.#02079)

Exhibit 6:
On December 18, 2002 Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, announced that it would increase its production capacity to 240,000 units annually by spring 2004. (Ref.#02080)

Exhibit 7:
On December 24, 2002 Honda Motor Co., Ltd., announced today that its global production in November was up 10.1% from the same month a year earlier, while overseas production was up for the 23rd consecutive months, at 13.9%. (Ref.#02083)

Exhibit 8:
Interim Business Report for the First-Half term (six months ended September 30, 2002) of the 79th fiscal period.

Exhibit 9:
Semi Annual Report for the First-Half term (six months ended September 30, 2002) of the 79th fiscal period.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ SATOSHI AOKI
Satoshi Aoki Senior Managing and Representative Director

Date:  January 15, 2003

Honda Europe Motorcycle S.r.l. (head office: Rome, Italy; President: Shoichi Kitahara), a local European subsidiary of Honda Motor Co., Ltd., issued the following press release on December 4, 2002 (local time: 2:00 PM; Japan time: 10:00 PM).

(Reference)
ref. #02075

Honda Announces New 2003 Motorcycle Models
for the European Market

December 4, 2002—Honda Europe Motorcycle S.r.l. unveiled the new motorcycle models for 2003 at the Palazzo Albergati event space in Bologna, Italy. Following is an overview of the main models.

Pantheon / Pantheon 150
This stylish scooter offers a choice between a 125cc or a 150cc water-cooled, 4-stroke, single-cylinder engine. The full model change features not just an all-new exterior look, but also a newly developed PGM-FI (programmed fuel injection) system—previously only available on large sports bikes—that has been specially designed for smaller models. This is the first time Honda has offered PGM-FI on this class of motorcycle. The PGM-FI gives the Pantheon a smooth, powerful ride and superior fuel economy, combined with the environmental performance to clear European EURO-2 emissions standards for 2003 by a significant margin.
Manufacturer: Honda Italia Industriale S.P.A.
Sales release date: January 2003
Planned vehicle sales (annual): 25,000

Newly developed compact PGM-FI (installed on Pantheon and Pantheon 150)
Honda has applied its miniaturization technology to make maximum use of the wealth of technical know-how accumulated in developing conventional fuel injection for larger bikes. The result is the newly developed PGM-FI, small enough to fit on a small 125cc motorcycle. The compact PGM-FI adds new value to small motorcycles, making them more environment-friendly, with improved performance and economy. Innovations include reducing the number of sensors from eight to six and the total number of system parts from sixteen to nine compared to the conventional system for larger bikes, reducing the cost of the unit. The fuel injection system is significantly lighter and more compact than a conventional carburetor. It also delivers outstanding environmental performance: levels of CO, HC, and NOx exhaust emissions are only  1/6,  1/10, and  1/3 of levels stipulated in EURO-2 regulations, respectively, and fuel economy is approximately 45% higher than the previous Pantheon model equipped with a 2-stroke engine.

Pantheon	Cutaway model of compact PGM-FI unit

1

CB1300
This on-road naked sports model is equipped with a high-performance 4-stroke, in-line 4-cylinder, 1300cc water-cooled engine. A newly designed lightweight, compact engine and frame deliver nimble, powerful performance for a top-quality ride. Painstaking attention was also given to the “feel” of the bike—its pleasing sound and vibration provide added sensory enjoyment. Other features include multi-function digital meters, an under-seat storage space which, at approx. 12.4L, is the largest in its class, and a wealth of optional parts designed to suite the varied tastes of European users.
Sales release date: March 2003
Planned vehicle sales (annual): 4,000

HORNET
This mid-class, on-road naked sports model is equipped with a 4-stroke, in-line 4-cylinder, 600cc water-cooled engine. A functional electric speedometer and Honda’s original anti-theft system have been added as standard equipment, while the basic concept for the vehicle remains unchanged. It also features an environment-friendly engine with heat tube and metal catalytic converter and other enhancements to functionality and environmental performance, along with exterior design changes for a more refined look.
Sales release date: February 2003
Planned vehicle sales (annual): 17,000

CB1300	HORNET

Photographs and related publicity information on the above models will be available at the following URL as of December 5, 2002:
http://www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

2

ref. #02076

Introducing a New ASIMO Featuring Intelligence Technology

December 5, 2002—Honda Motor Co., Ltd. has released a new model of its intelligent humanoid robot ASIMO which is capable of interpreting the postures and gestures of humans and moving independently in response. ASIMO’s ability to interact with humans has advanced significantly—it can greet approaching people, follow them, move in the direction they indicate, and even recognize their faces and address them by name. Further, utilizing networks such as the Internet, ASIMO can provide information while executing tasks such as reception duties. ASIMO is the world’s first humanoid robot to exhibit such a broad range of intelligent capabilities.

Starting from January of next year, Honda plans to commence rental of this new version of ASIMO to public institutions and companies.

The New ASIMO Movement in response to a gesture (posture recognition)

The key features of the new ASIMO include:

1.	Advanced communication ability thanks to recognition technology
1.	Recognition of moving objects
2.	Posture/gesture recognition
3.	Environment recognition
4.	Sound recognition
5.	Face recognition

2.	Network integration
1.	Integration with user’s network system
2.	Internet connectivity

1

1.    Advanced communication ability thanks to recognition technology

Recognition of moving objects
Using the visual information captured by the camera mounted in its head, ASIMO can detect the movements of multiple objects, assessing distance and direction.

Specifically, ASIMO can:
•	follow the movements of people with its camera;
•	follow a person;
•	greet a person when he or she approaches.

Recognition of the distance and direction of movement of multiple objects

Recognition of postures and gestures
Based on visual information, ASIMO can interpret the positioning and movement of a hand, recognizing postures and gestures. Thus ASIMO can react not only to voice commands, but also to the natural movements of human beings.

For example, ASIMO can:
•	recognize an indicated location and move to that location (posture recognition);
•	shake a person’s hand when a handshake is offered (posture recognition);
•	respond to a wave by waving back (gesture recognition).

Movement to an indicated location	Recognition of hand movements such as the waving of a hand

2

Environment recognition
ASIMO is able to assess its immediate environment, recognizing the position of obstacles and avoiding them to prevent collisions.

Specifically, ASIMO can:
•	stop and start to avoid a human being or other moving object which suddenly appears in its path;
•	recognize immobile objects in its path and move around them.

Distinguishing sounds
ASIMO’s ability to identify the source of sounds has been improved, and it can distinguish between voices and other sounds.

For example, ASIMO can:
•	recognize when its name is called, and turn to face the source of the sound;
•	look at the face of the person speaking, and respond;
•	recognize sudden, unusual sounds, such as that of a falling object or a collision, and face in that direction.

Face recognition
ASIMO has the ability to recognize faces, even when ASIMO or the human being is moving.

For example, ASIMO can:
•	recognize the faces of people which have been pre-registered, addressing them by name, communicating messages to them, and guiding them;
•	recognize approximately ten different people.

Distinguish between registered faces.

3

2.    Network integration

Integration with user’s network system

ASIMO can:
•	execute functions appropriately based on the user’s customer data;
•	greet visitors, informing personnel of the visitor’s arrival by transmitting messages and pictures of the visitor’s face;
•	guide visitors to a predetermined location, etc.

Internet connectivity

Accessing information via the Internet, ASIMO can become a provider of news and weather updates, for example, ready to answer people’s questions, etc.

Photos of the new ASIMO will be available as of December 5, 2002 at
http://www.honda.co.jp/PR/photo/ASIMO/.
(this site is intended exclusively for the use of journalists)

4

ref. #02077

Total Super Cub Production Reaches 35 Million Units

December 17, 2002—Honda Motor Co., Ltd. has announced that total production of its Super Cub has reached 35 million units in the 44 years and three months since it first went on sale in August 1958.

The first-generation Super Cub, developed under the direction of company founder Soichiro Honda, was designed to be a new type of versatile scooter that anyone could ride with ease. At a time when 2-stroke engines were the norm, the Super Cub was fitted with a revolutionary, high-performance 50cc 4-stroke engine that offered superb economy and durability. The creative design also featured a low-floor backbone frame for easy mounting and dismounting, large plastic leg shields to protect riders’ legs from dirt and wind, and other innovations.

Since then the Super Cub has undergone many improvements, resulting in remarkable increases in both driving performance and fuel economy, but the basic design and concepts remain unchanged. Its original styling has made it the scooter of choice for business use—in fact, the name “Cub” has become synonymous with working scooters.

The Super Cub was first exported to the U.S. in 1959, and since then has been popular with customers in more than 160 countries worldwide. Currently manufactured in fourteen countries centered in the expanding motorcycle market of South-East Asia, the Super Cub is a practical scooter that enjoys a strong reputation around the world.

1958—Super Cub C100	2002—Super Cub 50 (Standard type)

Photographs and related publicity information on the Super Cub are available for downloading from the following URL:
http://www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

1

Total Super Cub Production

Year	Production	Total
1958	24,195	24,195
1959	167,443	191,638
1960	564,365	756,003
1961	661,398	1,417,401
1962	790,012	2,207,413
1963	889,005	3,096,418
1964	822,719	3,919,137
1965	790,396	4,709,533
1966	700,296	5,409,829
1967	526,238	5,936,067
1968	660,482	6,596,549
1969	601,441	7,197,990
1970	735,065	7,933,055
1971	625,884	8,558,939
1972	537,867	9,096,806
1973	469,732	9,566,538
1974	634,942	10,201,480
1975	493,855	10,695,335
1976	472,212	11,167,547
1977	558,634	11,726,181
1978	600,147	12,326,328
1979	520,447	12,846,775
1980	652,239	13,499,014
1981	680,523	14,179,537
1982	749,955	14,929,492
1983	595,673	15,525,165
1984	431,302	15,956,467
1985	475,649	16,432,116
1986	469,077	16,901,193
*1987(Jan-Feb)	56,715	16,957,908
*1987(Mar-Sep)	282,991	17,240,899
*1987(Oct-Dec), 1988(Jan-Mar)	233,646	17,474,545
FY1988	504,066	17,978,611
FY1989	595,611	18,574,222
FY1990	734,460	19,308,682
FY1991	730,887	20,039,569
FY1992	721,701	20,761,270
FY1993	1,106,160	21,867,430
FY1994	1,142,531	23,009,961
FY1995	1,379,099	24,389,060
FY1996	1,523,897	25,912,957
FY1997	1,550,872	27,463,829
FY1998	886,407	28,350,236
FY1999	1,230,443	29,580,679
FY2000	1,269,734	30,850,413
FY2001	2,272,227	33,122,640
2002(Apr-Nov)	2,290,603	35,413,243

*
Figures up to and including 1986 are for calendar years. Figures for 1987 are shown by month due to changeover to a method based on the Honda fiscal year. Figures for fiscal 1988 (Apr 1988-Mar 1989) and after are calculated by fiscal year.

Overseas Cub Production Facilities

Country	Facility	Models produced
Japan	Kumamoto Factory	Super Cub (C50, 90), Little Cub, Postal Cub, Newspaper Delivery Cub
Philippines	Honda Philippines, Inc.	Wave125S (ANF125), Wave a (NF100)
Korea	Daelinm Motor Co., Ltd.	Citi Plus (C100)
Vietnam	Honda Vietnam Co., Ltd.	Super Dream (C100), Future (NF110), Wave a (NF100)
India	Hero Honda Motors Ltd.	Street Smart (C100)
Indonesia	P.T. Astra Honda Motor	Astrea Legenda (C100), Supra (NF100), Karisma (ANF125), Kirana (AND125)
Thailand	Thai Honda Mfg. Co., Ltd.	Dream Exces (C100), Wave100 (NF100), Wave125 (ANF125), Dream125 (AND125)
Malaysia	Kah Motor Co., Sdn. Bhd.	EX-5 (C100), EX-5 Class1 (NF110)
Bangladesh	Atlas Bangladesh Ltd.	C50
China	Sundiro Honda Motorcycle Co., Ltd.	Wave (NF100)
Mauritius	Maurimotors Industries Ltd.	C70
Columbia	Fabrica Nacional de Autopartes Afanalca S.A.	C70
Brazil	Motor Honda da Amazonia Ltda.	BIZ (C100)
Mexico	Honda de Mexico, S.A. de C.V.	BIZ (C100)
As of November 2002

2

This press release is embargoed until 11:00am, December 18, 2002 (JST).
December 18, 2002
Ref.#02078

2002/2003 SALES & PRODUCTION

<Global Sales (unit:10 thousand)> *=New record	2002		2003
	Forecast	%	Plan	%
Motorcycles & ATVs	*approx. 805	140%	*approx. 925	115%
Automobiles	* 282	106%	* 310	110%
Power Products	* 440	117%	* 500	113%
Total	* 1,527	126%	* 1,735	114%

<Motorcycles & ATVs> *=New record	2002		2003
	Forecast	%	Plan	%
	(Units)		(Units)
• Japan sales	420,500	103.1%	430,000	102.3%
Export sales	481,400	95.8%	400,000	83.1%
Motorcycles Total	901,900	99.1%	830,000	92.0%
ATVs	*325,600	106.0%	*350,000	107.5%
Motorcycles & ATVs Total	*1,227,500	100.8%	1,180,000	96.1%
KD sets	*6,733,800	149.1%	*7,900,000	117.3%

• Electric power assist bicycle (Racoon) not included in the above figures.
Electric power assist bicycle	4,600	41.9%	5,000	108.7%

<Automobiles> *=New record	2002		2003
	Forecast	%	Plan	%
	(Units)		(Units)
• Registration vehicles	*612,400	107.7%	*655,000	107.0%
Mini vehicles	287,600	97.7%	285,000	99.1%
Japan sales	*900,000	104.3%	*940,000	104.4%
Export sales	473,000	113.8%	420,000	88.8%
Total	1,373,000	107.4%	1,360,000	99.1%
KD sets	*1,457,000	116.8%	*1,550,000	106.4%

• Import car sales are included in registration vehicles.
Japan production (•)	1,380,000	107.4%	1,340,000	97.1%
Overseas production (••)	*1,500,000	109.7%	*1,850,000	123.3%
Global production (•••)	*2,880,000	108.5%	*3,190,000	110.8%

(•) —completely built unit (CBU) + complete knock-down (CKD)
(••) —CBU production at local plants (excluding overseas CKD)
(•••)—Domestic production plus overseas production

<Power Products> *=New record	2002		2003
	Forecast	%	Plan	%
	(Units)		(Units)
Japan sales	494,200	120.1%	365,000	73.9%
Export sales	3,916,400	117.2%	4,635,000	118.3%
Total	*4,410,600	117.5%	*5,000,000	113.4%

• OEM engines for export are included in Japan sales since 2001.

Ref. #02079

Honda Announces Business Plan for CY2003

Tokyo, December, 2002—Honda Motor Co., Ltd. today announced its business plan for calendar year 2003, including Honda’s plan to increase its customer base from the 2002 forecast of 15.27 million customers to 17.35 million customers in 2003.

Honda announced its mid-term business plan in July 2002, calling for a further advance of the global activities it has vigorously pursued in order to provide new value-added products for 20 million customers in the fiscal year ending March 31, 2005.

Based on its mid-term plan, in 2002, Honda completed innovating the production operations at its major automobile plants in Japan, the U.S., and Europe to the “New Manufacturing System,” enabling those manufacturing lines to respond more quickly and flexibly to changes in the marketplace. Capitalizing on these improved characteristics, Honda has utilized its worldwide resources to steadily expand “Made by Global Honda” activities which ensure procurement and production in the most efficient locations to achieve quick delivery to customers.

In 2003, through “global networking,” Honda plans to invigorate its entire worldwide operations with the type of energy and vitality inherent in Asia, where the market is expected to continue to expand. Based on the concept and activities of “Made by Global Honda,” Honda aims to achieve motorcycle sales of 9.25 millions, automobile sales of 3.1 million, and power product sales of 5 million—resulting in a total of 17.35 million customers in 2003.

Major Plans by Business Category

Motorcycle Operations:
Japan
•	A new 50cc city-commuter model with unique styling will be launched. The model will be the 4th product created by the “N Project,” which has helped develop new markets by offering new values.
•	More reasonably priced made-in-China products will be supplied as a follow-up to the Today model, the first Chinese-made Honda scooter sold in Japan.
•
The CBR600RR, developed based on technologies used in the RC211V, winner of the 2002 Moto GP World Championship, will be introduced in Japan as the new standard for Honda’s sports model line-up. It will also be marketed in other countries in Europe and North America.

“Made by Global Honda
•	In addition to products made in China and Thailand, motorcycles made in India and Brazil will be exported to various countries around the world.
•	The number of models being shared globally, on a complementary basis between regions will be increased from currently about 20 models to more than 30 models.
•	A new motorcycle R&D center in Shanghai will begin operations in April 2003.

-more-

Honda Announces Business Plan for 2003
Page Two

Providing new products with high added value
•
In spring 2003, the 125cc and 150cc Pantheon scooters equipped with fuel injection systems will go on sale in Europe. The newly developed PGM-FI fuel injection system for small displacement engines will be gradually expanded to models for other markets around the world.

Automobile Operations:
Japan
•	In spring 2003, Honda will import to Japan two light truck models produced in North America, the MDX sport utility vehicle and the new Element.
•	A new upscale sedan model will be launched equipped with state-of-the-art technologies, including Honda’s new accident avoidance safety technology.
•	The number of sales personnel will be increased to over 14,000 people.
•	A new dealer system utilizing IT will be established to create a more efficient sales structure.
•	In fall 2003, annual production capacity in Japan will reach 1.35 million units, achieving higher flexibility in mini-vehicle production.
—The daily production capacity of the four lines at Suzuka Factory and the Saitama Factory will be increased to 1,100 vehicles in early 2003, with the Suzuka Factory’s #2 line to be eliminated in January 2003.
—Honda and Yachiyo Kogyo will implement Honda’s flexible New Manufacturing System innovations at Yachiyo Kogyo’s production line by fall 2003, to increase its daily production capacity to 1,000 vehicles.

North America
•	In spring 2003, a new sports sedan model will be launched on the Acura channel.

Europe
•	In addition to the new Accord and the Accord Wagon, the Accord Diesel will be introduced at the end of 2003.
•	The new diesel engine, independently developed by Honda and to be installed in the Accord, will be manufactured at the Tochigi Center of Honda Engineering.

Asia
•	Mass production of the CR-V will start in January 2003 in Taiwan at a new plant 100% owned by Honda. First year production volume is set at 20,000 units.
•	Mass production will begin at new automobile plants in January in Malaysia and in March in Indonesia.
•	A complementary product supply network will be established among Honda operations in Thailand, Indonesia and the Philippines.
•	The production capacity at Honda’s Thai plant will be expanded from the current 70,000 units to 120,000 units by mid 2003.

-more-

Honda Announces 3-Year Business Plan
Page Three

•	China
—	The production and sales of the Fit Saloon (known in Japan as the Fit Aria) will start next summer at Guangzhou Honda in China for the domestic Chinese market.
—	The production capacity at Guangzhou Honda will be increased to 120,000 units in February 2003, with an additional expansion to 240,000 units in spring 2004.

•	The export of powertrain components from the Philippines and Indonesia to Europe will begin in fall 2003.

South America
•	In Spring 2003, the production and sales of the Honda Fit will begin in Brazil.
•	The production capacity at the Brazilian plant will increase from 30,000 units to 50,000 units in spring 2003.

Small Car Series
•	More than 500,000 small car series models built on the Global Small Platform will be sold globally in 2004.

Power Product Operations:
•	The annual production capacity of the plant in Thailand has been increased from 400,000 units to 1 million units in November 2002, with exports to Europe and North America to begin in 2003.
•	Products in the home-use category will be aggressively marketed in Japan, including a personal use mini-tiller, and a home-use hybrid snowplow model.
•	The sales of a compact, home-use energy cogeneration system unit will begin in Japan in spring 2003.

# # #

Ref.# 02080

Honda Increases Automobile Production Capacity in China

Tokyo, December 18, 2002—Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, will increase its production capacity to 240,000 units annually by spring 2004. Guangzhou Honda is currently in the process of increasing capacity from 50,000 to 120,000 units a year by February 2003. The latest capacity increase was determined necessary in response to the continuing expansion of the Chinese passenger car market.

The new expansion project includes additional investment of approximately 660 million yuan (¥10 billion) to expand the facilities, including the assembly plant building and additional sub-assembly lines. Guangzhou Honda expects plant employment to increase from 2,400 to 3,400 associates by spring 2004.

After the expansion is complete, the production line at Guangzhou Honda will incorporate Honda’s “New Manufacturing System” to become a mass production operation with a high level of efficiency and flexibility equivalent to other Honda production bases in Japan, North America and Europe. The New Manufacturing System improvements include more flexible welding equipment, functional process zones on the main assembly line with quality assurance within each zone, a standardized main assembly line with sub-lines absorbing processes that fall outside common assembly parameters, and an enhanced workplace environment.

As Guangzhou Honda plans to launch the all-new Accord in January 2003 and the Fit Saloon (sold as the Fit Aria in Japan), the third production model to go into production in summer 2003, the company will make full use of the increased production capacity to respond to the ever-diversifying needs of the Chinese market. Guangzhou Honda began building the Odyssey minivan in spring 2002.

The production and sales of Guangzhou Honda have been increasing at a faster pace than initially anticipated since production began in March 1999. Production results for 2002 are expected to reach 59,000 units, with cumulative production through the end of 2002 expected to exceed 152,000 units and production for 2003 forecast at 112,000 units.

In addition, Guangzhou Honda will increase the number of dealers from approximately 130 to 200 dealers by the end of 2003. It is the first sales and service dealer network in China to be developed by a manufacturer, integrating auto sales and service into one organization, including maintenance service, parts supply and communication with customers.

Current Outline of Guangzhou Honda Automobile Co., Ltd.

Established:	July 1998
Capital Investment:	Approx. 1.15 billion yuan
Capitalization Ratio:	Honda Motor Co., Ltd.: 50%
Guangzhou Auto Group Corp.: 50%
Location:	Guangzhou City, China
Representative:	President, Koji Kadowaki
Employment:	Approx. 2,400 associates
Start Production:	March 1999
Products:	Accord 2.0L, 2.3L, 3.0L V6 and Odyssey
Annual Capacity:	120,000 units (as of February 2003)

(NOTE: This release is embargoed until 11:30 a.m., Dec. 24)

Ref.#02083

Honda Global Production Up 10.1% In November

December 24, 2002—Honda Motor Co., Ltd., announced today that its global production in November was up 10.1% from the same month a year earlier, while overseas production was up for the 23rd consecutive month, at 13.9%. Domestic sales were down slightly, at 0.7%, while industry-wide, sales were up 1.4% for the month. For the calendar year, domestic sales were up 5.3% compared to the first 11 months of 2001.

Domestic sales totaled 76,697 vehicles in November, again led by the Fit sub-compact vehicle (26,407 units), up 33.6% from November 2001. Honda’s Life mini-vehicle (10,131 units) and Mobilio (6,734 units) were the other Honda best-sellers last month.

By vehicle category, passenger car and light truck sales were up 6.7%, while mini vehicle sales were down 14.9%.

Export shipments from Japan in November were up sharply by 27.4%, partly due to a sharp rise in shipments to Asia.

Honda Production, Sales And Exports—November 2002

PRODUCTION

	Nov. Units	Vs. 11/01	Annual Total Units	2002 Vs. 2001
Domestic (CBU+CKD)	121,394	+6.1%	1,271,998	+8.4%
Overseas (CBU only)	136,891	+13.9%	1,410,631	+10.5%
Worldwide Total (*)	258,285	+10.1%	2,682,629	+9.5%

(*)	except overseas CKD

REGIONAL PRODUCTION

	Nov. Units	Vs. 11/01	Annual Total Units	Vs. 2001
North America	96,553	+5.5%	1,038,228	+4.0%
(USA only	64,009	+10.6%	701,039	+7.8%)
Europe	17,113	+28.1%	164,296	+56.9%
Asia	18,115	+58.6%	160,334	+27.4%
Others	5,110	+34.2%	47,773	– 0.4%
Overseas Total	136,891	+13.9%	1,410,631	+10.5%

SALES

Vehicle type	Nov. Units	Vs. 11/01	Annual Total Units	Vs. 2001
Passenger cars & light trucks	54,064	+6.7%	558,625	+8.4%
(Imports	459	–32.0%	8,080	+1.0%
Mini vehicles	22,633	–14.9%	267,498	–0.7%
TOTAL	76,697	–0.7%	826,123	+5.3%

EXPORTS

	Nov. Units	Vs. 11/01	Annual Total Units	Vs. 2001
North America	27,630	+4.5%	271,979	+8.5%
(USA only	24,139	+3.5%	241,793	+4.8%)
Europe	5,255	–13.8%	64,702	+12.7%
Asia	2,428	+176.2%	30,303	+5.8%
Others	10,602	+304.5%	65,159	+51.0%
TOTAL	45,915	+27.4%	432,143	+13.7%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

INTERIM BUSINESS REPORT FOR THE FIRST-HALF TERM
(SIX MONTHS ENDED SEPTEMBER 30, 2002)
OF THE 79TH FISCAL PERIOD

(This is a translation of summary information of the interim business report in the Japanese language which is contained in the November 2002 issue of “Honda Kabunushi Tsushin” (News for Stockholders), mailed on November 22, 2002, to holders of Honda Common Stock in Japan.)

HONDA MOTOR CO., LTD.
(HONDA GIKEN KOGYO KABUSHIKI KAISHA)
TOKYO, JAPAN

CONTENTS
Consolidated Financial Summary	1
Unit Sales Breakdown	1
Net Sales Breakdown	2
Business Segment Information	3
Geographical Segment Information	3
Five-Year Financial Results	4
Consolidated Statements of Income	5
Consolidated Balance Sheets	6
Consolidated Statements of Cash Flows	8
Explanatory Notes	9
Consolidated Statements of Cash Flows Divided into Non-financial Services Businesses and Finance Subsidiaries (Unaudited)	10
Unconsolidated Financial Section	11
Unconsolidated Balance Sheets	12
Unconsolidated Statements of Income	14
Common Stock Information	15
Breakdown of Stockholders	15
Principal Stockholders	15
Five-Year Financial Results (Unconsolidated)	16
Board of Directors	17

CONSOLIDATED FINANCIAL SUMMARY

For the six months ended September 30, 2002 and 2001 and forecasts for the fiscal year ending March 31, 2003 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)			U.S. dollar (millions)	Yen (millions)
					FORECASTS*
Financial Highlights	Six months ended September 30, 2002	% change	Six months ended September 30, 2001	Six months ended September 30, 2002	Fiscal year ending March 31, 2003
Net sales and other operating revenue	¥3,853,611	9.9%	¥3,504,996	$31,432	¥7,900,000
Operating income	323,869	2.7	315,237	2,642
Income before income taxes and equity in income of affiliates	273,701	1.4	269,987	2,232	580,000
Net income	194,779	12.1	173,740	1,589	410,000

	Yen		U.S. dollar	Yen
				FORECAST*
	Six months ended September 30, 2002	Six months ended September 30, 2001	Six months ended September 30, 2002	Fiscal year ending March 31, 2003
Basic net income per common share	¥199.98	¥178.30	$1.63
Basic net income per American share	99.99	89.15	0.82
Cash dividend per common share	16	13		¥32

UNIT SALES BREAKDOWN

For the six months ended September 30, 2002 and 2001 and forecasts for the fiscal year ending March 31, 2003 Honda Motor Co., Ltd. and Subsidiaries	Units (thousands)
			FORECASTS*
	Six months ended September 30, 2002	Six months ended September 30, 2001	Fiscal year ending March 31, 2003
Motorcycles:
Japan	215	216	430
(motorcycles included above)	(215)	(216)	(430)
North America	291	254	660
(motorcycles included above)	(138)	(127)	(342)
Europe	155	162	310
(motorcycles included above)	(150)	(159)	(303)
Others	3,206	2,174	6,710
(motorcycles included above)	(3,201)	(2,169)	(6,701)

Total	3,867	2,806	8,110
(motorcycles included above)	(3,704)	(2,671)	(7,776)

Automobiles:
Japan	426	421	900
North America	732	655	1,500
Europe	104	84	200
Others	144	128	290

Total	1,406	1,288	2,890

Power Products:
Japan	252	191	440
North America	900	736	1,970
Europe	424	375	1,220
Others	430	408	970

Total	2,006	1,710	4,600

Explanatory note:    The geographical breakdown of unit sales is based on the location of affiliated and unaffiliated customers.

*
These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average ¥122 and ¥113, respectively. This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

1

NET SALES BREAKDOWN

For the six months ended September 30, 2002 and 2001 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2002		Six months ended September 30, 2001
Motorcycle business:
Japan	¥51,975	10.4%	¥53,850	12.1%
North America	164,254	33.0	150,384	33.9
Europe	87,221	17.5	81,660	18.4
Others	194,384	39.1	157,543	35.6

Total	¥497,834	100.0%	¥443,437	100.0%

Automobile business:
Japan	¥758,141	24.5%	¥815,995	28.7%
North America	1,862,010	60.2	1,652,405	58.2
Europe	204,265	6.6	158,638	5.6
Others	267,097	8.7	212,469	7.5

Total	¥3,091,513	100.0%	¥2,839,507	100.0%

Others:
Japan	¥66,930	25.3%	¥56,995	25.7%
North America	154,275	58.4	128,501	57.9
Europe	26,280	9.9	21,549	9.7
Others	16,779	6.4	15,007	6.7

Total	¥264,264	100.0%	¥222,052	100.0%

Total:
Japan	¥877,046	22.8%	¥926,840	26.4%
North America	2,180,539	56.6	1,931,290	55.1
Europe	317,766	8.2	261,847	7.5
Others	478,260	12.4	385,019	11.0

Total	¥3,853,611	100.0%	¥3,504,996	100.0%

Explanatory notes:	1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.
	2.	Net sales of others includes revenue from sales of power products and related parts, leisure businesses, and trading and finance subsidiaries.

2

BUSINESS SEGMENT INFORMATION

For the six months ended September 30, 2002 and 2001 and the year ended March 31, 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Net Sales and Other Operating Revenue	Six months ended September 30, 2002	% change	Six months ended September 30, 2001	Fiscal year ended March 31, 2002
Motorcycle business:
Sales to unaffiliated customers	¥497,834	12.3%	¥443,437	¥947,900
Automobile business:
Sales to unaffiliated customers	3,091,513	8.9	2,839,507	5,929,742
Financial services:
Sales to unaffiliated customers	117,116	22.3	95,731	201,906
Intersegment sales	1,737	(42.0)	2,993	7,409

Total	118,853	20.4	98,724	209,315

Other businesses:
Sales to unaffiliated customers	147,148	16.5	126,321	282,890
Intersegment sales	5,495	8.7	5,056	10,968

Total	152,643	16.2	131,377	293,858

Eliminations	(7,232)	—	(8,049)	(18,377)

Consolidated	¥3,853,611	9.9	¥3,504,996	¥7,362,438

For the six months ended September 30, 2002 and 2001 and the year ended March 31, 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Operating Income	Six months ended September 30, 2002	% change	Six months ended September 30, 2001	Fiscal year ended March 31, 2002
Motorcycle business	¥37,326	27.5%	¥29,271	¥69,656
Automobile business	246,446	(8.0)	267,985	520,510
Financial services	33,520	71.6	19,535	45,084
Other businesses	6,577	—	(1,554)	4,046

Consolidated	¥323,869	2.7	¥315,237	¥639,296

GEOGRAPHICAL SEGMENT INFORMATION

For the six months ended September 30, 2002 and 2001 and the year ended March 31, 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Operating Income	Six months ended September 30, 2002	% change	Six months ended September 30, 2001	Fiscal year ended March 31, 2002
Japan	¥91,149	(29.1)%	¥128,549	¥253,431
North America	189,610	(4.7)	199,022	402,395
Europe	1,668	—	(20,708)	(35,338)
Others	33,099	18.6	27,915	40,711
Eliminations	8,343	—	(19,541)	(21,903)

Consolidated	¥323,869	2.7	¥315,237	¥639,296

•	The geographical segmentation is based on the location where sales originated.

3

FIVE-YEAR FINANCIAL RESULTS

For the years ended March 31, 1999, 2000, 2001 and 2002 and the six months ended September 30, 2002 Honda Motor Co., Ltd. and Subsidiaries	Year ended March 31, 1999	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002	Six months ended September 30, 2002
Net sales and other operating revenue (¥ millions)	¥6,231,041	¥6,098,840	¥6,463,830	¥7,362,438	¥3,853,611
Operating income (¥ millions)	548,698	426,230	406,960	639,296	323,869
Income before income taxes and equity in income of affiliates (¥ millions)	520,511	416,063	384,976	551,342	273,701
Net income (¥ millions)	305,045	262,415	232,241	362,707	194,779
Net income per common share, basic (¥)	313.05	269.31	238.34	372.23	199.98
Net income per common share, diluted (¥)	313.05	269.31	238.34	372.23	199.98
Total assets (¥ millions)	5,034,247	4,898,428	5,667,409	6,940,795	6,971,585
Total stockholders’ equity (¥ millions)	1,763,855	1,930,373	2,230,291	2,573,941	2,593,350
Stockholders’ equity per common share (¥)	1,810.20	1,981.07	2,288.87	2,641.55	2,666.73
Research and development (¥ millions)	311,632	334,036	352,829	395,176	213,023
Capital expenditures (¥ millions)	237,080	222,891	285,687	303,424	133,290
Depreciation (¥ millions)	177,666	172,139	170,342	194,944	102,105

Explanatory note:
Net income per common share is calculated according to the average number of issued shares during the interim term, and stockholders’ equity per common share is calculated based on shares issued at fiscal term-end. The number of issued shares for this calculation had included the number of treasury stock prior to the fiscal year ended March 31, 2001, whereas the number of treasury stock has been excluded from the calculation after the fiscal year ended March 31, 2002.

4

CONSOLIDATED STATEMENTS OF INCOME

For the six months ended September 30, 2002 and 2001 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2002	Six months ended September 30, 2001
Net sales and other operating revenue	¥3,853,611	¥3,504,996
Operating costs and expenses:
Cost of sales	2,614,864	2,405,537
Selling, general and administrative	701,855	601,468
Research and development	213,023	182,754

	3,529,742	3,189,759

Operating income	323,869	315,237
Other income:
Interest	4,093	4,056
Other	5,541	1,167

	9,634	5,223

Other expenses:
Interest	6,377	8,765
Other	53,425	41,708

	59,802	50,473

Income before income taxes and equity in income of affiliates	273,701	269,987
Income taxes	107,184	113,326

Income before equity in income of affiliates	166,517	156,661
Equity in income of affiliates	28,262	17,079

Net income	194,779	173,740
Retained earnings:
Balance at beginning of period	2,765,600	2,428,293
Cash dividends paid	(14,616)	(11,693)
Transfer to legal reserves	(43)	(448)

Balance at end of period	¥2,945,720	¥2,589,892

	Yen
	Six months ended September 30, 2002	Six months ended September 30, 2001
Basis net income per common share	¥199.98	¥178.30
Basis net income per American share	99.99	89.15

5

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and September 30, 2002 and 2001 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Assets	September 30, 2002	March 31, 2002	September 30, 2001
Current assets:
Cash and cash equivalents	¥518,408	¥609,441	¥465,706
Trade accounts and notes receivable	332,185	452,208	368,947
Finance subsidiaries–receivables, net	980,852	995,087	767,479
Inventories	670,268	644,282	640,223
Deferred income taxes	205,290	182,788	180,741
Other current assets	227,826	204,538	178,952

Total current assets	2,934,829	3,088,344	2,602,048

Finance subsidiaries–receivables, net	2,024,071	1,808,861	1,564,031

Investments and advances	395,138	395,495	364,978

Property, plant and equipment, at cost:
Land	336,708	318,208	304,136
Buildings	912,139	920,106	839,359
Machinery and equipment	2,018,426	2,048,244	1,883,224
Construction in progress	96,542	82,610	145,418

	3,363,815	3,369,168	3,172,137
Less accumulated depreciation	1,987,880	1,979,455	1,894,853

Net property, plant and equipment	1,375,935	1,389,713	1,277,284

Other assets	241,612	258,382	174,190

Total assets	¥6,971,585	¥6,940,795	¥5,982,531

6

	Yen (millions)
Liabilities and Stockholders’ Equity	September 30, 2002	March 31, 2002	September 30, 2001
Current liabilities:
Short-term debt	¥937,819	¥1,035,069	¥1,068,122
Current portion of long-term debt	142,231	308,014	361,388
Trade payables	775,584	840,957	723,156
Accrued expenses	719,596	678,118	574,890
Income taxes payable	66,269	61,244	110,823
Other current liabilities	232,643	186,657	136,550

Total current liabilities	2,874,142	3,110,059	2,974,929

Long-term debt	953,833	716,614	344,271
Other liabilities	550,260	540,181	323,792

Total liabilities	4,378,235	4,366,854	3,642,992

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares; issued 974,414,215 shares at September 30, 2002, March 31, 2002 and September 30, 2001	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	29,012	28,969	28,377
Retained earnings	2,945,720	2,765,600	2,589,892
Adjustments from foreign currency translation	(455,149)	(300,081)	(459,243)
Net unrealized gains on marketable equity securities	12,611	8,730	3,599
Minimum pension liabilities adjustments	(187,824)	(187,824)	(81,682)
Accumulated other comprehensive income (loss)	(630,362)	(479,175)	(537,326)
Treasury stock	(9,616)	(49)	—

Total stockholders’ equity	2,593,350	2,573,941	2,339,539

Total liabilities and stockholders’ equity	¥6,971,585	¥6,940,795	¥5,982,531

7

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended September 30, 2002 and 2001 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2002	Six months ended September 30, 2001
Cash flows from operating activities:
Net income	¥194,779	¥173,740
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	102,105	89,858
Deferred income taxes	(8,713)	(44,278)
Equity in income of affiliates	(28,262)	(17,079)
Loss on fair value adjustment of derivative instrument (profit)	43,462	30,576
Decrease (increase) in assets:
Trade accounts and notes receivable	97,858	61,630
Inventories	(62,948)	(36,773)
Increase (decrease) in trade payables	(26,445)	(81,018)
Other, net	60,393	91,675

Net cash provided by operating activities	372,229	268,331

Cash flows from investing activities:
Decrease (increase) in investments and advances	11,785	4,082
Capital expenditures	(133,290)	(133,092)
Proceeds from sales of property, plant and equipment	5,517	6,320
Decrease (increase) in finance subsidiaries–receivables	(417,561)	(353,738)

Net cash used in investing activities	(533,549)	(476,428)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(4,164)	196,418
Proceeds from long-term debt	349,893	220,501
Repayment of long-term debt	(229,568)	(148,345)
Acquisition of treasury stock	(9,567)	—
Cash dividends paid	(14,616)	(11,693)
Increase (decrease) in commercial paper classified as long-term debt	2,069	391

Net cash provided by (used in) financing activities	94,047	257,272

Effect of exchange rate changes on cash and cash equivalents	(23,760)	(988)

Net change in cash and cash equivalents	(91,033)	48,187

Cash and cash equivalents at beginning of year	609,441	417,519

Cash and cash equivalents at end of year	¥518,408	¥465,706

8

EXPLANATORY NOTES

Honda Motor Co., Ltd. and Subsidiaries

1.    The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.    The average exchange rates for the fiscal first half ended September 30, 2002 were ¥123.14=U.S.$1 and ¥116.94=euro1, as compared with ¥122.21=U.S.$1 and ¥107.77=euro1, for the corresponding period last year.

3.    United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥122.60=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2002.

4.    The Company’s Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.    The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

6.    Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal second quarter and first half ended September 30, 2002.

	Yen (millions)
	Six months Ended September 30, 2002	Six months Ended September 30, 2001
Net income	¥194,779	¥173,740
Other comprehensive income (loss)	(151,187)	(52,799)

Comprehensive income (loss)	¥43,592	¥120,941

9

CONSOLIDATED STATEMENTS OF CASH FLOWS
Divided into Non-financial Services Businesses and Finance Subsidiaries (Unaudited)

For the six months ended September 30, 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2002
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥200,010	¥(5,082)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	101,711	394
Deferred income taxes	(32,271)	23,558
Equity in income of affiliates	(28,048)	—
Loss on fair value adjustment of derivative instrument (profit)	2,282	41,180
Decrease (increase) in trade accounts and notes receivable	95,394	—
Decrease (increase) in inventories	(62,948)	—
Increase (decrease) in trade payables	(29,419)	—
Other, net	63,469	8,432

Net cash provided by operating activities	310,270	68,482

Cash flows from investing activities:
Decrease (increase) in investments and advances*	(159,786)	(125)
Capital expenditures	(131,206)	(2,084)
Proceeds from sales of property, plant and equipment	5,439	78
Decrease (increase) in finance subsidiaries—receivables	—	(420,528)

Net cash used in investing activities	(285,553)	(422,659)

Free cash flow (cash flows from operating and investing activities)	24,717	(354,177)
Free cash flow of non-financial services businesses excluding the increase in loans (amounting to ¥154,808 million) to finance subsidiaries (Note)	179,525	—

Cash flows from financing activities:
Increase (decrease) in short-term debt*	(74,844)	220,252
Proceeds from long-term debt*	7,446	344,287
Repayment of long-term debt*	(4,117)	(225,451)
Proceeds from issuance of common stock	—	16,967
Acquisition of treasury stock	(9,567)	—
Cash dividends paid	(14,661)	(194)
Increase (decrease) in commercial paper classified as long-term debt	—	2,069

Net cash provided by financing activities	(95,743)	357,930

Effect of exchange rate changes on cash and cash equivalents	(23,262)	(498)

Net change in cash and cash equivalents	(94,288)	3,255

Cash and cash equivalents at beginning of year	590,798	18,643

Cash and cash equivalents at end of year	¥496,510	¥21,898

Notes:
Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Decrease (increase) in investments and advances” of non-financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of finance subsidiaries (marked by *).
Free cash flow of non-financial services businesses excluding the increase in loans to finance subsidiaries is stated for readers’ information.

10

UNCONSOLIDATED FINANCIAL SECTION

11

UNCONSOLIDATED BALANCE SHEETS

March 31, 2002 and September 30, 2002 and 2001 Honda Motor Co., Ltd.	Yen (millions)
Assets	September 30, 2002	March 31, 2002	September 30, 2001
Current assets	¥783,642	¥766,973	¥738,586
Cash and bank deposits	165,257	150,794	153,628
Notes/accounts receivable	235,441	261,288	239,376
Inventories	119,092	128,879	132,665
Other	266,744	229,477	215,837
Allowance for doubtful accounts	(2,895)	(3,466)	(2,921)

Fixed assets	1,217,210	1,170,832	1,087,105
Tangible fixed assets	583,016	584,064	577,512
Buildings	168,358	169,469	169,411
Machinery and equipment	93,153	95,943	95,715
Land	242,710	234,658	231,632
Other	78,794	83,992	80,752
Intangible fixed assets	3,467	3,163	2,751
Investments and others	630,727	583,604	506,841
Investment securities	471,267	436,422	376,269
Other investments	178,911	166,849	149,695
Allowance for doubtful accounts	(19,451)	(19,668)	(19,123)

Total assets	¥2,000,853	¥1,937,805	¥1,825,691

Explanatory note:    The amounts described above disregard figures of less than one million yen.

12

	Yen (milions)
Liabilities and Stockholders’ Equity	September 30, 2002	March 31, 2002	September 30, 2001
Current liabilities	¥500,231	¥523,785	¥486,433
Notes/accounts payable	293,055	294,035	269,483
Short-term bank loans	626	123	30,131
Accrued expenses	89,396	113,306	84,771
Accrued product warranty	43,078	38,028	31,095
Accrued employees’ bonuses	31,440	35,107	31,628
Other	42,634	43,184	39,323
Fixed liabilities	91,079	71,372	59,504
Long-term bank loans	949	1,045	1,097
Reserve for product warranties	30,444	27,766	25,011
Accrued employees’ retirement benefits	49,474	33,237	24,053
Other	10,212	9,323	9,343

Total liabilities	591,311	595,157	545,938

Common stock	86,067	86,067	86,067
Capital surplus	168,912	168,912	163,829
Retained earnings (including legal reserves)	1,138,572	1,061,853	1,005,505
Unrealized gains on securities available for sale	25,606	25,864	24,351
Treasury stock	(9,616)	(49)	—

Total stockholders’ equity	1,409,541	1,342,648	1,279,753

Total liabilities and stockholders’ equity	¥2,000,853	¥1,937,805	¥1,825,691

Note:
Reclassifications on stockholders’ equity have been made to the prior periods-end to conform to the Amended Regulations Concerning the Terms, Forms and Methods of Preparation of Semi-annual Financial Statements, Etc.

13

UNCONSOLIDATED STATEMENTS OF INCOME

For the six months ended September 30, 2002 and 2001 and forecasts for fiscal year ending March 31, 2003 Honda Motor Co., Ltd.	Yen (millions)
			FORECASTS*
	Six months ended September 30, 2002	Six months ended September 30, 2001	Fiscal year ending March 31, 2003
Ordinary profit and loss:
Operating profit and loss:
Operating revenue:
Net sales	¥1,625,558	¥1,551,914	¥3,300,000
Operating expenses:
Cost of sales	1,108,036	1,066,789
Selling, general and administrative expenses	451,359	402,137

Operating profit	66,162	82,987

Non-operating profit	62,837	47,655
Non-operating expenses	8,238	10,619

Ordinary profit	120,762	120,023	225,000

Extraordinary profit	1,474	91
Extraordinary loss	4,108	31,528

Income before income taxes	118,128	88,585

Income taxes:
Current	51,883	52,922
Deferred	(25,469)	(30,246)

Net income	91,714	65,910	165,000

Unappropriated retained earnings at beginning of period	32,366	10,706

Unappropriated retained earnings at end of period	¥124,081	¥76,617

Explanatory note:    The amounts described above disregard figures of less than one million yen.
*
These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average and respectively. This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

14

COMMON STOCK INFORMATION

As of September 30, 2002 Honda Motor Co., Ltd.
Number of shares authorized to be issued	3,600,000,000 shares
Number of shares issued and outstanding	974,414,215 shares
Number of stockholders	55,053
Share prices (closing prices on the Tokyo Stock Exchange)	High	¥5,990 (May 2002)
	Low	¥4,620 (September 2002)
	Close	¥4,930 (September 30, 2002)

BREAKDOWN OF STOCKHOLDERS

As of September 30, 2002 Honda Motor Co., Ltd.	Number of stockholders	Number of shares held (thousands)
Individuals and others	53,074	66,676
Financial institutions	299	536,244
Securities companies	42	2,009
Domestic companies and others	705	104,209
Foreign institutions and individuals	932	263,341
Treasury stock	1	1,932

Total	55,053	974,414

Explanatory notes:	1. The number of shares described above disregard figures of less than one thousand shares.
2. Individuals and others include shares of treasury stock.
3. Domestic companies and others include shares of the Japan Securities Depository Center.

PRINCIPAL STOCKHOLDERS

As of September 30, 2002 Honda Motor Co., Ltd.	Number of shares held (thousands)%
The Bank of Tokyo-Mitsubishi, Ltd.	47,066	4.9
UFJ Bank, Limited	40,429	4.2
The Tokio Marine & Fire Insurance Co., Ltd.	37,635	3.9
The Master Trust Bank of Japan, Ltd.	36,880	3.8
Japan Trustee Services Bank, Ltd.	35,235	3.7
State Street Bank and Trust Company, N.A.	32,884	3.4
The Mitsubishi Trust & Banking Corp.	31,845	3.3
Meiji Life Insurance Company	28,444	2.9
The Chase Manhattan Bank, N.A., London	24,932	2.6
UFJ Trust Bank, Limited	23,860	2.5

Explanatory notes:	1. The number of shares described above disregard figures of less than one thousand shares.

2.    Number of shares of the Company’s common stock held by The Master Trust Bank of Japan, Ltd., Japan
       Trustee Services Bank, Ltd., and UFJ Trust Bank, Limited are owned exclusively in connection with their trust businesses.

3.    State Street Bank and Trust Company, N.A. and The Chase Manhattan Bank, N.A., London conduct custody services of the Company’s common stock mainly owned by institutional investors in Europe and the  United
       States and are also nominees of shares of the Company’s common stock held by such institutional  investors.

15

FIVE-YEAR FINANCIAL RESULTS (UNCONSOLIDATED)

For the years ended March 31, 1999, 2000, 2001 and 2002 and the six months ended September 30, 2002 Honda Motor Co., Ltd.	Year ended March 31, 1999	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002	Six months ended September 30, 2002
Net sales (¥ millions)	¥2,962,170	¥2,919,840	¥3,042,022	¥3,211,186	¥1,625,558
Ordinary profit (¥ millions)	259,787	201,440	137,374	218,987	120,762
Net income (¥ millions)	135,944	135,322	11,326	134,925	91,714
Net income per common share (¥)	139.51	138.88	11.62	138.47	94.17
Total assets (¥ millions)	1,656,243	1,758,588	1,765,814	1,937,805	2,000,853
Stockholders’ equity (¥ millions)	1,065,359	1,212,899	1,236,686	1,342,648	1,409,541
Stockholders’ equity per common share (¥)	1,093.33	1,244.75	1,269.16	1,377.92	1,449.43
Common stock (¥ millions)	86,067	86,067	86,067	86,067	86,067
Stockholders’ equity ratio (%)	64.3%	69.0%	70.0%	69.3%	70.4%

Explanatory notes:
1.	The amounts over one million yen described above disregard figures of less than one million yen.
2.
Net income per common share is calculated according to the average number of issued shares during the interim term, and stockholders’ equity per common share is calculated based on shares issued at fiscal term-end. The number of issued shares for this calculation had included the number of treasury stock prior to the fiscal year ended March 31, 2001, whereas the number of treasury stock has been excluded from the calculation after the fiscal year ended March 31, 2002.

16

BOARD OF DIRECTORS

As of September 30, 2002

Chairman and Representative Director
Yoshihide Munekuni

President and Representative Director
Hiroyuki Yoshino

Executive Vice President and Representative Director
Koichi Amemiya

Senior Managing and Representative Directors
Katsuro Suzuki
Takeo Fukui
Michiyoshi Hagino
Minoru Harada
Motoatsu Shiraishi
Satoshi Aoki

Managing Directors
Atsuyoshi Hyogo
Hiroshi Okubo
Satoshi Dobashi
Satoshi Toshida
Koki Hirashima
Koichi Kondo
Yasuo Ikenoya
Toru Onda

Directors
Satoru Kishi
Akira Takano
Mikio Yoshimi
Masaaki Kato
Shigeru Takagi
Masahiro Yoshimura
Toshio Saito
Hiroshi Kuroda
Akio Hamada
Teruo Kowashi
Seiichi Moriguchi
Tetsuo Iwamura
Takashi Yamamoto
Takanobu Ito
Masaru Takabayashi
Tatsuhiro Oyama
Suguru Kanazawa
Manabu Nishimae

Director and Advisor
Nobuhiko Kawamoto

Corporate Auditors
Kunihiro Chujo*
Kenichi Takashima*
Koji Miyajima
Yasuharu Yabuta

* Full-time service auditor

17

Printed in Japan

Semi annual report on a consolidated basis for the first-half term
(Six months ended September 30, 2002) of the 79th fiscal period

(This is a translation of summary information of the semi annual report in the Japanese language, which is contained in “ Hanki Houkokusho”. (Semi annual report) issued in December, 2002)

HONDA MOTOR CO., LTD
(HONDA GIKEN KOGYO KABUSHIKI KAISHA)
TOKYO, JAPAN

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2002

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2001 and 2002 and March 31, 2002

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Assets
Current assets:
Cash and cash equivalents	¥465,706	¥518,408	¥609,441
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,559 million in September 30, 2001, ¥7,310 million in September 30, 2002 and ¥8,662 million in March 31, 2002	368,947	332,185	452,208
Finance subsidiaries-receivables, net (note 2)	767,479	980,852	995,087
Inventories (note 3)	640,223	670,268	644,282
Deferred income taxes	180,741	205,290	182,788
Other current assets	178,952	227,826	204,538

Total current assets	2,602,048	2,934,829	3,088,344

Finance subsidiaries-receivables, net (note 2)	1,564,031	2,024,071	1,808,861
Investments and advances:
Investments in and advances to affiliates	219,934	249,877	249,959
Other, including marketable equity securities (note 4)	145,044	145,261	145,536

Total investments and advances	364,978	395,138	395,495

Property, plant and equipment, at cost (note 5):
Land	304,136	336,708	318,208
Buildings	839,359	912,139	920,106
Machinery and equipment	1,883,224	2,018,426	2,048,244
Construction in progress	145,418	96,542	82,610

	3,172,137	3,363,815	3,369,168
Less accumulated depreciation	1,894,853	1,987,880	1,979,455

Net property, plant and equipment	1,277,284	1,375,935	1,389,713

Other assets	174,190	241,612	258,382

Total assets	¥5,982,531	¥6,971,585	¥6,940,795

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2001 and 2002 and March 31, 2002

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 5)	¥1,068,122	¥937,819	¥1,035,069
Current portion of long-term debt (note 5)	361,388	142,231	308,014
Trade payables:
Notes	29,378	24,736	26,009
Accounts	693,778	750,848	814,948
Accrued expenses	574,890	719,596	678,118
Income taxes payable	110,823	66,269	61,244
Other current liabilities	136,550	232,643	186,657

Total current liabilities	2,974,929	2,874,142	3,110,059

Long-term debt (note 5)	344,271	953,833	716,614
Other liabilities (note 6)	323,792	550,260	540,181

Total liabilities	3,642,992	4,378,235	4,366,854

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares ; issued 974,414,215 shares at September 30, 2001 and 2002 and March 31, 2002	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	28,377	29,012	28,969
Retained earnings	2,589,892	2,945,720	2,765,600
Accumulated other comprehensive income (loss) (notes 4 and 8)	(537,326)	(630,362)	(479,175)
Treasury stock, at cost 1,932,337 shares and 10,036 shares at September 30, 2002 and March 31, 2002	—	(9,616)	(49)

Total stockholders’ equity	2,339,539	2,593,350	2,573,941

Commitments and contingent liabilities (notes 11 and 12)

Total liabilities and stockholders’ equity	¥5,982,531	¥6,971,585	¥6,940,795

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the 6 months ended September 30, 2001 and 2002 and the year ended March 31, 2002

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Net sales and other operating revenue	¥3,504,996	¥3,853,611	¥7,362,438

Operating costs and expenses:
Cost of sales	2,405,537	2,614,864	5,036,188
Selling, general and administrative	601,468	701,855	1,291,778
Research and development	182,754	213,023	395,176

	3,189,759	3,529,742	6,723,142

Operating income	315,237	323,869	639,296

Other income:
Interest	4,056	4,093	7,445
Other	1,167	5,541	1,898

	5,223	9,634	9,343

Other expenses (note 1(q)):
Interest	8,765	6,377	16,769
Other	41,708	53,425	80,528

	50,473	59,802	97,297

Income before income taxes and equity in income of affiliates	269,987	273,701	551,342

Income taxes:
Current	157,604	115,897	223,064
Deferred	(44,278)	(8,713)	8,086

	113,326	107,184	231,150

Income before equity in income of affiliates	156,661	166,517	320,192

Equity in income of affiliates	17,079	28,262	42,515

Net income	¥173,740	¥194,779	¥362,707

	Yen
	September 30, 2001	September 30, 2002	March 31, 2002
Basic net income per common share (note 1(o)):
	¥178.30	¥199.98	¥372.23

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the 6 months ended September 30, 2001 and 2002 and the year ended March 31, 2002

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Common stock:
Balance at beginning of the period	¥86,067	¥86,067	¥86,067

Balance at end of the period	86,067	86,067	86,067

Capital surplus:
Balance at beginning of the period	172,529	172,529	172,529

Balance at end of the period	172,529	172,529	172,529

Legal reserves:
Balance at beginning of the period	27,929	28,969	27,929
Transfer from retained earnings	448	43	1,040

Balance at end of the period	28,377	29,012	28,969

Retained earnings:
Balance at beginning of the period	2,428,293	2,765,600	2,428,293
Net income for the period	173,740	194,779	362,707
Cash dividends	(11,693)	(14,616)	(24,360)
Transfer to legal reserves	(448)	(43)	(1,040)

Balance at end of the period	2,589,892	2,945,720	2,765,600

Accumulated other comprehensive income (loss):
(notes 4 and 8)
Balance at beginning of the period	(484,527)	(479,175)	(484,527)
Other comprehensive income (loss) for the period, net of tax	(52,799)	(151,187)	5,352

Balance at end of the period	(537,326)	(630,362)	(479,175)

Treasury stock:
Balance at beginning of the period	—	(49)	—
Purchase of treasury stock	—	(9,567)	(49)

Balance at end of the period	—	(9,616)	(49)

Total stockholders’ equity	¥2,339,539	¥2,593,350	¥2,573,941

Disclosure of comprehensive income:
Net income for the period	¥173,740	¥194,779	¥362,707
Other comprehensive income (loss) for the period, net of tax (notes 4 and 8)	(52,799)	(151,187)	5,352

Total comprehensive income for the period	¥120,941	¥43,592	¥368,059

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the 6 months ended September 30, 2001 and 2002 and the year ended March 31, 2002

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Cash flows from operating activities (note 7):
Net income	¥173,740	¥194,779	¥362,707
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89,858	102,105	194,944
Deferred income taxes	(44,278)	(8,713)	8,086
Equity in income of affiliates	(17,079)	(28,262)	(42,515)
Provision for credit and lease residual losses on finance subsidiaries-receivables	10,143	14,443	22,139
Loss on derivative instruments and related others	30,576	43,462	21,740
Decrease (increase) in assets:
Trade accounts and notes receivable	61,630	97,858	5,539
Inventories	(36,773)	(62,948)	10,191
Other current assets	1,609	(82,642)	69,243
Other assets	(21,826)	(11,079)	(28,577)
Increase (decrease) in liabilities:
Trade payables	(81,018)	(26,445)	(14,101)
Accrued expenses	50,671	82,292	75,772
Income taxes payable	73,172	6,315	20,551
Other current liabilities	(42,161)	24,093	(41,717)
Other liabilities	17,739	4,898	59,762
Other, net	2,328	22,073	26,186

Net cash provided by operating activities	268,331	372,229	749,950

Cash flows from investing activities:
Decrease in investments and advances	4,082	11,785	476
Capital expenditures	(133,092)	(133,290)	(303,424)
Proceeds from sales of property, plant and equipment	6,320	5,517	7,416
Acquisitions of finance subsidiaries-receivables	(1,410,913)	(1,735,474)	(2,900,128)
Collections of finance subsidiaries-receivables	848,506	927,562	1,615,182
Proceeds from sales of finance subsidiaries-receivables	208,669	390,351	693,907

Net cash used in investing activities	(476,428)	(533,549)	(886,571)

Cash flows from financing activities :
Increase (decrease) in short-term debt	196,418	(4,164)	5,997
Proceeds from long-term debt	220,501	349,893	624,070
Repayment of long-term debt	(148,345)	(229,568)	(298,718)
Cash dividends paid	(11,693)	(14,616)	(24,360)
Increase in commercial paper classified as long-term debt	391	2,069	649
Purchase of treasury stock	—	(9,567)	—

Net cash provided by financing activities	257,272	94,047	307,638

Effect of exchange rate changes on cash and cash equivalents	(988)	(23,760)	20,905

Net change in cash and cash equivalents	48,187	(91,033)	191,922
Cash and cash equivalents at beginning of year	417,519	609,441	417,519

Cash and cash equivalents at end of year	¥465,706	¥518,408	¥609,441

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the 6 months ended September 30, 2001 and 2002 and the year ended March 31, 2002

(1)	General and Summary of Significant Accounting Policies

(a)	Financial Statements
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2002 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2002. Consolidated financial statements ended March 31, 2002 are audited while consolidated financial statements ended September 30, 2001 and 2002 are unaudited.

(b)	Description of Business
Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 25 separate factories, 5 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, the United Kingdom, France, Italy, Spain, India, Pakistan, the Philippines, Thailand, Vietnam, Brazil and Mexico.

Net sales and other operating revenue by category of activity for the 6 months ended September 30, 2002 were derived from: motorcycle business 12.9%, automobile business 80.2%, financial services 3.0%, and other businesses 3.9%. Operating income by category of activity for the 6 months ended September 30, 2002 was derived from: motorcycle business 11.5%, automobile business 76.1%, financial services 10.3%, and other businesses 2.1%.

Honda sells motorcycles, automobiles and power products in most countries in the world. For the 6 months ended September 30, 2002, 74.3% of net sales and other operating revenue (¥2,864,466 million) was derived from subsidiaries operating outside Japan (2001: ¥2,481,798 million). Net sales and other operating revenue for the 6 months ended September 30, 2002 was geographically broken down based on the location of customers as follows: Japan 22.8%, North America 56.6%, Europe 8.2%, and others 12.4%. For the 6 months ended September 30, 2002, 69.3% of operating income (¥224,377 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2001: ¥206,229 million).

(c)	Basis of Presenting Consolidated Financial Statements
The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

(Continued)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Consolidation Policy
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investments in 20% to 50% owned affiliates are stated at their underlying equity value.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

(e)	Use of Estimates
Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f)	Revenue Recognition
Sales of manufactured products are recognized when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. Provisions for dealer sales allowances are normally recognized as sales reductions at the time of sale.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the value of the retained interest by discounting the future cash flows. Those cash flows are net of estimated credit losses and are discounted at a rate which Honda believes is commensurate with the risks involved. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at September 30, 2001 and 2002 and March 31, 2002 were not significant.

(g)	Cash Equivalents
Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(Continued)

2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Inventories
Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(i)	Investments in Securities
Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses net of deferred taxes included in other comprehensive income (loss) and accumulated in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at September 30, 2001 and 2002 and March 31, 2002, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance receivables. Honda did not hold any “held-to-maturity” securities at September 30, 2001 and 2002 and March 31, 2002.

(j)	Goodwill
Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Intangible Assets” on April 1, 2002, goodwill, which represented the excess cost over the net tangible and identifiable intangible assets acquired at acquisition dates of investments in subsidiaries and affiliates, was amortized on a straight-line basis over the expected periods to be benefited, generally five years.

Honda adopted the provisions of SFAS No. 141 and SFAS No. 142 on April 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also required Honda to perform an assessment of whether there was an indication that goodwill was impaired as of April 1, 2002. Honda completed this transitional assessment by September 30, 2002 and concluded that no goodwill impairment needed to be recognized. The adoption of SFAS No. 141 and SFAS No. 142 did not have a material effect on Honda’s consolidated financial position and results of operations.

Net income exclusive of goodwill amortization expense recognized under previous accounting standards on an after-tax basis is as follows:

	Yen (millions)
	The 6 months ended September 30, 2001	The 6 months ended September 30, 2002	The year ended March 31, 2002
Reported net income	¥173,740	¥194,779	¥362,707
Add back : Goodwill amortization	978	—	2,056

Adjusted net income	¥174,718	¥194,779	¥364,763

(Continued)

3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen
Basic net income per common share
Reported net income	¥178,30	¥199.98	¥372.23
Goodwill amortization	1.01	—	2.11

Adjusted net income	¥179.31	¥199.98	¥374.34

(k)	Depreciation
Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

(l)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which retains the fundamental provisions in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

Honda adopted the provisions of SFAS No. 144 on April 1, 2002.
Honda’s long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of SFAS No. 144 did not have a material effect on Honda’s consolidated financial position and results of operations.

(m)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Deferred income taxes are also provided on the undistributed earnings of subsidiaries and affiliates to the extent that the Company anticipates receiving them in the form of dividends.

(Continued)

4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Product-Related Expenses
Advertising and sales promotion costs are expensed as incurred. Provisions for estimated costs related to product warranty are made at the time of sale.

(o)	Basic Net Income per Common Share
Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding for the periods ended September 30, 2001, 2002 and March 31, 2002 was 974,412,215, 973,972,176 and 974,408,513, respectively.

(p)	Foreign Currency Translation
Foreign currency financial statement amounts are translated into Japanese yen on the basis of the period-end rate for all assets and liabilities and the weighted average rate for the period for all income and expense amounts. Translation adjustments resulting therefrom are included in other comprehensive income (loss) and are accumulated in the stockholders’ equity section of the consolidated balance sheets.

(q)	Derivative Financial Instruments
The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB statement No. 133” on April 1, 2001, gains and losses on foreign exchange instruments that qualify for hedge accounting treatment were recognized in the same period in which gains or losses from the transaction being hedged were recognized. The differential paid or received on interest rate swap agreements was recognized over the life of the agreement as an adjustment to interest expense. In the event of an early termination of the hedge, any deferred gain or loss on the hedging instrument was deferred until the hedged item was realized. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

The Financial Accounting Standards Board issued SFAS No. 133 in June 1998 and SFAS No. 138 in June 2000. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings.

Honda adopted SFAS No.133 and SFAS No. 138 on April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS No.133 and SFAS No. 138, net of the related income tax effect, resulted in a decrease to net income of ¥89 million and a decrease to other comprehensive income of ¥5,998 million. Due to the immateriality of the amount, the cumulative effect adjustment to net income of ¥89 million and the cumulative effect adjustment to other comprehensive income of ¥5,998 million were recognized in other expenses in the consolidated statements of income for the 6 months ended September 30, 2001 and for the year ended March 31, 2002.
(Continued)

5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The adoption of SFAS No.133 and SFAS No. 138 has not altered Honda’s hedging strategies. However, all derivatives are now recognized as either assets or liabilities in the consolidated balance sheets and measured at fair value. In addition, because Honda has not elected to apply hedge accounting subsequent to the adoption of SFAS No.133 and SFAS No. 138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings (included in other expenses – other) during the 6 months ended September 30, 2001 and 2002 and for the year ended March 31, 2002, excluding the cumulative effect adjustment, were ¥20,327 million, ¥31,929 million and ¥14,039 million, respectively.

(r)	Pension and Other Postretirement Benefits
The Company and certain of its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries who meet eligibility requirements. Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees.

(s)	Internal-Use Software
Certain internal-use software costs are capitalized once specific criteria are met and are amortized on a straight-line basis over five years.

(t)	New Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, Honda will recognize a gain or loss on settlement. Honda is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003. Honda is currently analysing SFAS No. 143 and has not yet determined the impact of adopting this Statement as of the date of this report.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including with Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, where the definition of a liability under FASB Concepts is met. This Statement also requires that a liability for a cost associated with an exit or disposal activity be measured at fair value.
(Continued)

6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of a liability is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. Honda has not yet determined the impact of adopting this Statement as of the date of this report.

(u)	Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the 6 months ended September 30, 2002.
(Continued)

7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Finance Subsidiaries - Receivables
Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

Finance subsidiaries-receivables, net, consisted of the following at September 30, 2001 and 2002 and March 31, 2002:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Direct financing leases	¥1,029,232	¥1,572,938	¥1,410,324
Retail	1,217,683	1,381,584	1,230,479
Wholesale	132,222	179,130	236,396
Term loans to dealers	19,846	21,146	22,288

Total finance receivables	2,398,983	3,154,798	2,899,487
Retained interests in the sold pools of finance receivables	85,654	59,677	106,879

	2,484,637	3,214,475	3,006,366
Less:
Allowance for credit losses	10,020	14,511	12,965
Allowance for losses on lease residual values	9,339	17,132	12,560
Unearned interest income and fees	133,768	177,909	176,893

Finance subsidiaries-receivables, net	2,331,510	3,004,923	2,803,948
Less current portion	767,479	980,852	995,087

Noncurrent finance subsidiaries-receivables, net	¥1,564,031	¥2,024,071	¥1,808,861

(Continued)

8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Inventories
Inventories at September 30, 2001 and 2002 and March 31, 2002 are summarized as follows:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Finished goods	¥408,307	¥448,147	¥408,703
Work in process	26,390	24,719	21,521
Raw materials	205,526	197,402	214,058

	¥640,223	¥670,268	¥644,282

(4)	Investments and Advances-Other
Investments and advances-other at September 30, 2001 and 2002 and March 31, 2002 consisted of the following:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Marketable equity securities	¥85,147	¥79,187	¥79,804
Nonmarketable preferred stock - Mitsubishi Tokyo Financial Group, Inc.	10,200	10,200	10,200
Guaranty deposits	30,628	33,603	30,679
Life insurance contracts	4,984	4,487	4,524
Advances	3,422	1,979	2,503
Other	10,663	15,805	17,826

	¥145,044	¥145,261	¥145,536

(Continued)

9

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at September 30, 2001 and 2002 and March 31, 2002 is summarized below:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Cost	¥68,969	¥49,689	¥56,884
Fair value	85,147	79,187	79,804
Gross unrealized gains	31,938	33,398	36,637
Gross unrealized losses	¥15,760	¥3,900	¥13,717

(5)	Short-Term and Long-Term Debt
Short-term debt at September 30, 2001 and 2002 and March 31, 2002 is as follows:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Short-term bank loans	¥361,335	¥226,073	¥313,635
Medium-term notes	409,230	336,202	391,756
Commercial paper	297,557	375,544	329,678

	¥1,068,122	¥937,819	¥1,035,069

Long-term debt at September 30, 2001 and 2002 and March 31, 2002 is as follows:

Total long-term debt	¥705,659	¥1,096,064	¥1,024,628
Less current portion	361,388	142,231	308,014

	¥344,271	¥953,833	¥716,614

Property, plant and equipment with a net book value of approximately ¥11,837 million, ¥13,306 million and ¥11,477 million at September 30, 2001 and 2002 and March 31, 2002, respectively, were subject to specific mortgages securing indebtedness.
(Continued)

10

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Other Liabilities
Other liabilities at September 30, 2001 and 2002 and March 31, 2002 are summarized as follows:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2001
Allowance for dealers and customers	¥90,154	¥106,990	¥115,789
Minority interest	33,539	43,384	35,978
Additional minimum pension liabilities	174,871	354,772	354,772
Deferred income taxes	980	1,339	1,561
Other	24,248	43,775	32,081

	¥323,792	¥550,260	¥540,181

(7)	Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	The 6 months ended September 30, 2001	The 6 months ended September 30, 2002	The year ended March 31, 2002
Cash paid during the period for:
Interest	¥54,760	¥52,305	¥105,614
Income taxes	85,414	110,872	200,453

(Continued)

11

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Comprehensive Income
Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

Accumulated other comprehensive income (loss) at September 30, 2001 and 2002 and March 31, 2002 are as follows:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Adjustments from foreign currency translation	¥(459,243)	¥(455,149)	¥(300,081)
Net unrealized gains on marketable equity securities	3,599	12,611	8,730
Minimum pension liabilities adjustment	(81,682)	(187,824)	(187,824)

Total accumulated other comprehensive income (loss)	¥(537,326)	¥(630,362)	¥(479,175)

(Continued)

12

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Fair Value of Financial Instruments
The estimated fair values of significant financial instruments at September 30, 2001 and 2002 and March 31, 2002 are as follows:

	Yen (millions)
	September 30, 2001		September 30, 2002		March 31, 2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥1,435,856	¥1,440,225	¥1,622,281	¥1,640,412	¥1,567,614	¥1,566,851
Investments and advances- marketable equity securities	85,147	85,147	79,187	79,187	79,804	79,804
Debt	(1,773,781)	(1,777,915)	(2,033,883)	(2,037,827)	(2,059,697)	(2,064,112)
Foreign exchange instruments (b):
Asset position	¥5,067	¥5,067	¥5,043	¥5,043	¥1,617	¥1,617
Liability position	(7,422)	(7,422)	(17,253)	(17,253)	(22,107)	(22,107)

Net	¥(2,355)	¥(2,355)	¥(12,210)	¥(12,210)	¥(20,490)	¥(20,490)

Interest rate instruments (c):
Asset position	¥—	¥—	¥143	¥143	¥5,940	¥5,940
Liability position	(41,870)	(41,870)	(52,229)	(52,229)	(22,835)	(22,835)

Net	¥(41,870)	¥(41,870)	¥(52,086)	¥(52,086)	¥(16,895)	¥(16,895)

(a)
The carrying amounts of Finance subsidiaries-receivables at September 30, 2001 and 2002 and March 31, 2002 in the table exclude ¥895,654 million, ¥1,382,642 million and ¥1,236,334 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively.

(b)
The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Other current assets	¥5,067	¥1,683	¥1,052
Other assets	—	3,360	565
Other current liabilities	(7,422)	(17,253)	(22,107)
Other liabilities	—	—	—

	¥(2,355)	¥(12,210)	¥(20,490)

(Continued)

13

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2001	September 30, 2002	March 31, 2002
Other assets	¥—	¥143	¥5,940
Other current liabilities	(41,828)	(52,111)	(22,777)
Other liabilities	(42)	(118)	(58)

	¥(41,870)	¥(52,086)	¥(16,895)

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables
The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables
The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities
The fair value of marketable equity securities was estimated using quoted market prices.

Debt
The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments
The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

(Continued)

14

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Risk Management Activities and Derivative Financial Instruments
The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. At September 30, 2001 and 2002 and March 31, 2002, the total amounts of foreign currency forward contracts, currency swap agreements and foreign currency option contracts outstanding were ¥849,050 million, ¥851,571 million and ¥720,493 million, respectively.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At September 30, 2001 and 2002 and March 31, 2002, the notional principal amounts of interest rate swap agreements were ¥1,485,286 million, ¥1,892,057 million and ¥1,845,695 million, respectively.

(11)	Commitments and Contingent Liabilities
At September 30, 2002, Honda had commitments for purchases of property, plant and equipment of approximately ¥22,297 million. Contingent liabilities for guarantees and similar activities of bank loans of employees, affiliates and other companies amounted to approximately ¥102,441 million.

Honda is subject to potential liability under various lawsuits and claims. Such lawsuits and claims include product liability and personal injury lawsuits or claims, and other claims. Although the aggregate ultimate liability under these lawsuits and claims at September 30, 2002 was not determinable, on the basis of legal advice received, management is of the opinion that such liability would not have a significant adverse effect on the consolidated financial statements.

(Continued)

15

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Leases
Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at September 30, 2002 are as follows:

Yen (millions)
Within one year	¥27,414
Over one year	69,800

Total minimum lease payments	¥97,214

Rental expenses under operating leases for the 6 months ended September 30, 2001 and 2002 and for the year ended March 31, 2002 were ¥25,106 million, ¥25,116 million and ¥48,471 million, respectively.

(Continued)

16

Segment Information

(A) Business Segment Information
For the six months ended September 30, 2002

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	497,834	3,091,513	117,116	147,148	3,853,611	—	3,853,611
Intersegment sales	0	0	1,737	5,495	7,232	(7,232)	—

Total	497,834	3,091,513	118,853	152,643	3,860,843	(7,232)	3,853,611
Cost of sales, S.G.A. and R&D expenses	460,508	2,845,067	85,333	146,066	3,536,974	(7,232)	3,529,742

Operating income	37,326	246,446	33,520	6,577	323,869	0	323,869

For the six months ended September 30, 2001

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	443,437	2,839,507	95,731	126,321	3,504,996	—	3,504,996
Intersegment sales	0	0	2,993	5,056	8,049	(8,049)	—

Total	443,437	2,839,507	98,724	131,377	3,513,045	(8,049)	3,504,996
Cost of sales, S.G.A. and R&D expenses	414,166	2,571,522	79,189	132,931	3,197,808	(8,049)	3,189,759

Operating income	29,271	267,985	19,535	(1,554)	315,237	0	315,237

Explanatory Note:
1.	Segmentation of Business
Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft

Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles

Financial Services	Financial and insurance services	N/A

Other	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

(B)	Geographical Segment Information
The geographical segmentation is based on the location where sales originated.

For the six months ended September 30, 2002

	( In millions of Yen)
	Japan	North-America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	989,145	2,187,855	319,762	356,849	3,853,611	—	3,853,611
Transfers between geographical segments	928,269	67,177	64,036	9,032	1,068,514	(1,068,514)	—

Total	1,917,414	2,255,032	383,798	365,881	4,922,125	(1,068,514)	3,853,611
Cost of sales, S.G.A. and R&D expenses	1,826,265	2,065,422	382,130	332,782	4,606,599	(1,076,857)	3,529,742

Operating income	91,149	189,610	1,668	33,099	315,526	8,343	323,869

For the six months ended September 30, 2001

	( In millions of Yen)
	Japan	North-America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,023,198	1,938,500	269,242	274,056	3,504,996	—	3,504,996
Transfers between geographical segments	821,468	74,805	8,779	6,693	911,745	(911,745)	—

Total	1,844,666	2,013,305	278,021	280,749	4,416,741	(911,745)	3,504,996
Cost of sales, S.G.A. and R&D expenses	1,716,117	1,814,283	298,729	252,834	4,081,963	(892,204)	3,189,759

Operating income	128,549	199,022	(20,708)	27,915	334,778	(19,541)	315,237

(C)	Overseas Sales

For the six months ended September 30, 2002	( In millions of Yen)
	North-America	Europe	Others	Total
Overseas Sales	2,180,539	317,766	478,260	2,976,565
Consolidated Sales				3,853,611
Overseas Sales Ratio to Consolidated Sales	56.6%	8.2%	12.4%	77.2%

For the six months ended September 30, 2001	( In millions of Yen)
	North-America	Europe	Others	Total
Overseas Sales	1,931,290	261,847	385,019	2,578,156
Consolidated Sales				3,504,996
Overseas Sales Ratio to Consolidated Sales	55.1%	7.5%	11.0%	73.6%

Consolidated Balance Sheets
divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

	(In millions of Yen)
	Sep. 30, 2002	% of total
Assets
< Non-financial services businesses >

Current Assets:	2,753,438	39.5
Cash and cash equivalents	496,510
Trade accounts and notes receivable	337,460
Inventories	670,268
Other current assets	1,249,200
Investments and advances	539,381	7.7
Property, plant and equipment, at cost	1,354,388	19.4
Other assets	225,157	3.3

Total assets	4,872,364	69.9

< Finance Subsidiaries >

Cash and cash equivalents	21,898	0.3
Finance subsidiaries-short-term receivables, net	981,372	14.1
Finance subsidiaries-long-term receivables, net	2,026,304	29.1
Other assets	69,533	1.0

Total assets	3,099,107	44.5
Eliminations among subsidiaries	(999,886)	(14.4)

Total assets	6,971,585	100.0

Liabilities and Stockholders’ Equity

< Non-financial services businesses >
Current liabilities:	1,831,948	26.3
Short-term debt	227,200
Current portion of long-term debt	8,417
Trade payables	777,643
Accrued expenses	611,512
Other current liabilities	207,176
Long-term debt	36,163	0.5
Other liabilities	549,932	7.9

Total liabilities	2,418,043	34.7

< Finance Subsidiaries >
Short-term debt	1,489,661	21.4
Current portion of long-term debt	133,814	1.9
Accrued expenses	114,904	1.6
Long-term debt	919,510	13.2
Other liabilities	161,419	2.3

Total liabilities	2,819,308	40.4
Eliminations among subsidiaries	(859,116)	(12.3)

Total liabilities	4,378,235	62.8
Common stock	86,067	1.2
Capital surplus	172,529	2.5
Legal reserves	29,012	0.4
Retained earnings	2,945,720	42.2
Accumulated other comprehensive income (loss)	(630,362)	(9.0)
Treasury stock	(9,616)	(0.1)

Total stockholders’ equity	2,593,350	37.2

Total liabilities and stockholders’ equity	6,971,585	100.0

Consolidated Statements of Cash Flows
divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

For the six months ended September 30, 2002	(In millions of Yen)
	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net Income	200,100	(5,082)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	101,711	394
Deferred income taxes	(32,271)	23,558
Equity in income of affiliates	(28,048)	—
Loss on fair value adjustment of derivative instrument (profit)	2,282	41,180
Decrease (increase) in trade accounts and notes receivable	95,394	—
Decrease (increase) in inventories	(62,948)	—
Increase (decrease) in trade payables	(29,419)	—
Other, net	63,469	8,432

Net cash provided by operating activities	310,270	68,482
Cash flows from investing activities:
*Decrease (increase) in investments and advances	(159,786)	(125)
Capital expenditures	(131,206)	(2,084)
Proceeds from sales of property, plant and equipment	5,439	78
Decrease (increase) in finance subsidiaries-receivables	—	(420,528)

Net cash used in investing activities	(285,553)	(422,659)

Free cash flow (Cash flows from operating and investing activities)	24,717	(354,177)

Free cash flow of Non-financial services businesses excluding the increase in loans (amountiung to 81,986 million yen) to Finance subsidiaries (Note)	179,525	—
Cash flows from financing activities:
*Increase (decrease) in short-term debt	(74,844)	220,252
*Proceeds from long-term debt	7,446	344,287
*Repayment of long-term debt	(4,117)	(225,451)
Proceeds from issuance of common stock	—	16,967
Acquisition of treasury stock	(9,567)	—
Cash dividends paid	(14,661)	(194)
Increase (decrease) in commercial paper classified as long-term debt	—	2,069

Net cash provided by financing activities	(95,743)	357,930

Effect of exchange rate changes on cash and cash equivalents	(23,262)	(498)

Net change in cash and cash equivalents	(94,288)	3,255
Cash and cash equivalents at beginning of year	590,798	18,643

Cash and cash equivalents at end of year	496,510	21,898

Note:
Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Other net” of Non financial services businesses, and “Increase (decrease) in short-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers’ information.

Semiannual Financial Statements and other information
(1) Semiannual Financial Statements
(1) Semiannual Balance Sheets

	(In Millions of Yen)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
(ASSETS)

I Current Assets
1 Cash and bank deposits	¥153,628	¥165,257	¥150,794
2 Notes receivable-trade	8,214	6,878	4,708
3 Accounts receivable-trade	231,162	228,563	256,580
4 Inventories	132,665	119,092	128,879
5 Short-term loans receivable	106,798	139,714	123,290
6 Others	109,038	127,030	106,186
7 Allowance for doubtful accounts	-2,921	-2,895	-3,466

Total current assets	738,586	783,642	766,973
II Fixed assets
(1) Tangible fixed assets (Note 1)
1 Buildings	169,411	168,358	169,469
2 Machinery and equipment	95,715	93,153	95,943
3 Land	231,632	242,710	234,658
4 Others	80,752	78,794	83,992

Total tangible fixed assets	577,512	583,016	584,064
(2) Intangible assets	2,751	3,467	3,163
(3) Investments and other assets
1 Investment securities	376,269	471,267	436,422
2 Others	149,695	178,911	166,849
3 Allowance for doubtful accounts	-19,123	-19,451	-19,668

Total investments and other assets	506,841	630,727	583,604

Total fixed assets	1,087,105	1,217,210	1,170,832

Total assets	¥1,825,691	¥2,000,853	¥1,937,805

	(In Millions of Yen)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
(LIABILITIES)

I Current liabilities
1 Notes payable-trade	¥1,099	¥755	¥899
2 Accounts payable-trade	268,384	292,300	293,135
3 Short-term loans	30,131	626	123
4 Corporate and other income taxes payable	34,114	31,655	32,182
5 Accrued product warranty	31,095	43,078	38,028
6 Accrued employees’ bonuses	31,628	31,440	35,107
7 Others	89,980	100,376	124,309

Total current liabilities	486,433	500,231	523,785

II Non-current liabilities
1 Long-term loans	1,097	949	1,045
2 Accrued product warranty	25,011	30,444	27,766
3 Accrued employees’ retirement benefits	24,053	49,474	33,237
4 Accrued officers’ retirement benefits	5,103	6,174	5,195
5 Others	4,239	4,037	4,128

Total non-current liabilities	59,504	91,079	71,372

Total liabilities	545,938	591,311	595,157

(STOCKHOLDERS’ EQUITY)

I Common stock	86,067	—	86,067
II Capital surplus	163,829	—	168,912
III Legal reserve	21,516	—	21,516
IV Retained earnings
1 General reserve	907,371	—	907,371
2 Unappropriated retained earnings	76,617	—	132,965

Total retained earnings	983,989	—	1,040,337
V Unrealized gain or loss on other securities	24,351	—	25,864
VI Treasury stock	—	—	-49

Total stockholders’ equity	1,279,753	—	1,342,648
I Common stock	—	86,067	—
II Capital surplus
1 Capital surplus	—	168,912	—

Total capital surplus	—	168,912	—
III Retained earnings
1 Legal reserve	—	21,516	—
2 General reserve	—	992,974	—
3 Unappropriated retained earnings	—	124,081	—

Total retained earnings	—	1,138,572	—
IV Unrealized gain-or-loss on other securities	—	25,606	—
V Treasury stock	—	-9,616	—

Total stockholders’ equity	—	1,409,541	—

Total liability and stockholders’ equity	¥1,825,691	¥2,000,853	¥1,937,805

(2)	Semiannual Statement of Income

		(In Millions of Yen)
		Half Year ended September 30, 2001	Half year ended September 30, 2002	Year ended March 31, 2002
I	Net sales	¥1,551,914	¥1,625,558	¥3,211,186
II	Cost of Sales	1,066,789	1,108,036	2,184,432

	Gross Profit	485,125	517,521	1,026,753
III	Selling, general and administrative expenses	402,137	451,359	840,924

	Operating income	82,987	66,162	185,829
IV	Non-operating income ( Note 1)	47,655	62,837	92,388
V	Non-operating expenses ( Note 2)	10,619	8,238	59,231

	Ordinary income	120,023	120,762	218,987
VI	Extraordinary income	91	1,474	1,646
VII	Extraordinary loss ( Note 3)	31,528	4,108	45,362

	Income before income taxes	88,585	118,128	175,270
	Corporate, inhabitant and business income taxes	52,922	51,883	73,589
	Deferred income taxes	-30,246	-25,469	-33,245

	Net income	65,910	91,714	134,925
	Unappropriated retained earnings at beginning of the year	10,706	32,366	10,706
	Interim dividends	—	—	12,667

	Unappropriated retained earnings	¥76,617	¥124,081	¥132,965

HONDA MOTOR CO., LTD.

Significant Basic Information for Preparing Semiannual Financial Statements

1.	Basis of accounting for assets and method of cost determination

(1)	Securities

Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Other securities

Marketable securities

Marketable securities classified as other securities are stated at fair value based on market prices at half year-end and other factors with any change in unrealized holding gain or loss, net of applicable income taxes, included directly in shareholders’ equity and the cost of securities sold is determined using the moving average method.

Non-marketable securities

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving average method.

(2)	Inventories

Finished goods, auto parts for sale, raw materials, work in process and supplies are stated at the lower of the last purchase cost or market.

(3)	Derivative financial instruments

Derivative financial instruments are stated at fair value.

2.	Method of depreciation of fixed assets

(1)  Depreciation of tangible fixed assets is computed using the declining-balance method.

(2)  Amortization of intangible assets is computed using the straight-line method.

3.	Basis of accounting for provisions and reserves

(1)	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers experiencing financial difficulties.

(2)	Accrued product warranty

Accrued product warranty has been provided at the sum of the following:

(1)	an estimate of warranty costs to be incurred during the remaining warranty periods based on the historical warranty claim experiences and an estimate of probability of future warranty costs.

(2)	an estimate of future warranty claims mainly associated with regulatory reporting and others.

(3)	Accrued bonuses

Accrued bonuses are provided for payments of bonuses to employees at an amount based on the estimated bonus payments to be paid in the following year and their allocated amounts attributed to the current year.

(4)	Accrued employees’ retirement benefits

Accrued employees’ retirement benefits are provided for payments of retirement benefits at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the half year-end.

The net retirement benefit obligation at transition is being amortized by the straight-line method over 15 years.

Prior service cost is being amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gain or loss is amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

(5)	Accrued officers’ retirement benefits

Accrued officers’ retirement benefits are provided for the payment of retirement benefits to directors and statutory auditors at the amount based on the internal rules of the Company, which would be required to be paid if all directors and statutory auditors retired at half year-end.

4.	Leases

Finance lease transactions except for those under which the ownership of leased assets is transferred to a lessee, are accounted for as operating leases.

5.	Other significant basic information for preparing semiannual financial statements

Accounting for consumption tax

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption tax refund receivable is presented in other current assets.

Changes to the Significant Basic Information for Preparing Semiannual Financial Statements

Basis of accounting for provisions and reserves

Accrued product warranty

Prior to the half year ended September 30, 2001 and the year ended March 31, 2002, accrued product warranty had been provided for future warranty claims at the sum of 1) an estimate of warranty costs based on the two-year historical warranty claim experience plus an estimate of probability of future warranty claims in accordance with warranty policy, and 2) an estimate of future warranty claims mainly associated with regulatory reporting and others. Effective April 1, 2001 the Company changed its method of estimating accrued product warranty regarding 1) above to the method which further takes into consideration warranty costs to be incurred during the remaining warranty periods in addition to the historical warranty claims. The new accounting method was adopted because the new method results in a better matching of cost and revenue and a strengthening of the financial position since the Company gained the ability to more closely correlate revenues with actual warranty claims by both product and region.

The retroactive adjustment of 17,071 million is presented as a provision for product warranty in the extraordinary loss section of the statement of income. The effect of this change for the half year ended September 30, 2001 is a decrease in selling, general and administrative expenses of ¥130 million, an increase in operating profit and ordinary profit of ¥130 million, respectively, and a decrease in income before income taxes of ¥16,941 million. The effect of this change for the year ended March 31, 2002 is an increase in selling, general and administrative expenses of ¥2,902 million, a decrease in operating profit and ordinary profit of ¥2,902 million, respectively, and a decrease in income before income taxes of ¥19,973 million.

Prior to the half year ended September 30, 2001 and the year ended March 31, 2002, all accrued product warranty had been presented in the current liabilities section of the semiannual balance sheets. From the fiscal year ended March 31, 2002 accrued product warranty is segregated into the current portion to be presented in the current liabilities section, which is expected to be utilized within one year and the non-current portion to be presented in the non-current liabilities, which will be utilized for more than one year.

Additional Information

As of March 31, 2002, treasury stock, which was included in the other current assets section of the balance sheet as of the previous year end, is presented at the bottom line of the stockholders’ equity section as a reduction of the stockholders’ equity in accordance with the revised “Regulations Concerning Terminology, Forms and Preparation Methods of Financial Statements.”

“Accounting Standard for Treasury Stock and Reduction of Legal Reserves” (Accounting Standards Board of Japan Financial Accounting Standards No.1 February 21, 2002) was adopted from the half year ended September 30, 2002. The effect of this change was immaterial to the statement of income.

In addition, the stockholders’ equity section of the semiannual balance sheet as of this half year-end is presented to comply with the amendments made to “Regulations Concerning Terminology, Forms and Preparation Methods of Semiannual Financial Statements” due to the revision of “Regulations Concerning Terminology, Forms and Preparation Methods of Semiannual Financial Statements.”

Accordingly, from this half year, treasury stock, which was included in the other current assets section of the semiannual balance sheet as of the previous half year-end, is presented as a reduction of the stockholders’ equity at the bottom line of the stockholders’ equity section.

Foot Notes
(Notes to Semiannual Balance Sheets)

1.	Accumulated depreciation of tangible fixed assets

September 30,		March 31,
2001	2002	2002
	(Millions of Yen)
¥928,484	¥917,735	¥916,089

2.	Contingent Liabilities

(1)	Guarantees provided

Guarantees were provided to the following subsidiaries, affiliates and others for the issuance of their commercial papers and other purposes:

As of September 30, 2001	(Millions of Yen)
Honda Finance Co., Ltd.	¥130,000
SUNDIRO HONDA MOTORCYCLE CO., LTD.	3,976
HONDA AUTOMOBILE (THAILAND) CO., LTD.	1,451
HONDA TRADING AMERICA CORP.	655
HONDA EXPRESS CO., LTD.	58
HONDA R&D CO., LTD.	27
HONDA FOUNDRY Co., Ltd.	25
KOMYO CO., LTD.	25
Honda Engineering Co., Ltd.	21
HONDA RACING CORPORATION	11
HONDA PART SALES Co., LTD.	10
Honda Kaihatsu Co., Ltd.	6
HONDA ACCESS CORP.	6
SUZUKA CIRCUITLAND CO., LTD.	4
HONDA AIRWAYS Co., Ltd.	2
Employees	78,711

Total	¥214,993

SUNDIRO HONDA MOTORCYCLE CO., LTD. was formerly named as TIANJIN HONDA MOTORS CO., LTD.

As of September 30, 2002
(Millions of Yen)
Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	538
HONDA EXPRESS CO., LTD.	45
KOMYO CO., LTD.	23
HONDA FOUNDRY Co., Ltd	20
Honda Engineering Co., Ltd	18
HONDA R&D CO., LTD	16
HONDA RACING CORPORATION	10
Honda Kaihatsu Co., Ltd.	5
HONDA ACCESS CORP.	5
SUZUKA CIRCUITLAND CO., LTD.	3
HONDA AIRWAYS Co., Ltd.	2
Employees	72,363

Total	¥103,054

As of March 31, 2002
(Millions of Yen)
Honda Finance Co., Ltd.	¥30,000
HONDA AUTOMOBILE (THAILAND) CO., LTD.	804
HONDA TRADING AMERICA CORP.	596
HONDA EXPRESS CO., LTD.	54
KOMYO CO., LTD.	23
HONDA R&D CO., LTD.	21
HONDA FOUNDRY Co., Ltd.	21
Honda Engineering Co., Ltd.	19
HONDA RACING CORPORATION	10
Honda Kaihatsu Co., Ltd.	6
HONDA ACCESS CORP.	5
SUZUKA CIRCUITLAND CO., LTD.	4
HONDA AIRWAYS Co., Ltd.	2
Employees	75,224

Total	¥106,797

(2)	Keep-well agreements

The Company entered into the keep-well agreements with the subsidiaries for the credit enhancement purposes in connection with their financing.

The related outstanding balances of obligations owed by the subsidiaries are as follows:

As of September 30, 2001	(Millions of Yen)

HONDA INTERNATIONAL FINANCE B.V.	¥81,880
HONDA FINANCE EUROPE PLC.	17,522

Total	¥99,403

As of September 30, 2002	(Millions of Yen)

Honda Finance Co., Ltd.	¥210,000
HONDA INTERNATIONAL FINANCE B.V.	65,059
HONDA FINANCE EUROPE PLC.	19,050

Total	¥294,110

As of March 31, 2002	(Millions of Yen)

Honda Finance Co., Ltd.	¥210,000
HONDA INTERNATIONAL FINANCE B.V.	62,982
HONDA FINANCE EUROPE PLC.	18,582

Total	¥291,564

	September 30,		March 31,
	2001	2002	2002
	(Millions of Yen)

3. Export bills of exchange discounted (without letters of credit)	¥6,394	¥5,010	¥6,006

(Notes to Semiannual Statements of Income)

	Half year ended September 30, 2001	Half year ended September 30, 2002	Year ended March 31, 2002
	(Millions of Yen)
1. Non-operating income mainly consists of:
Interest income	¥424	¥302	¥732
Dividends received	¥36,615	¥47,172	¥71,167
2. Non-operating expenses mainly consists of:
Interest expenses	¥526	¥359	¥997
Foreign exchange losses			¥35,511
3. Extraordinary losses mainly consists of:
Provision for accrued product warranty	¥17,071	—	¥17,071
Write-down of investment securities	¥11,926	—	¥15,177
Write-down of investment securities was mainly due to the impairment of the following investments:
HONDA MOTOR EUROPE (SOUTH) S.A.	¥6,536	—	¥6,536
ANADOLU HONDA OTOMOBILCILIK A.S.	¥3,392	—	¥3,392
4. Depreciation expense
Tangible fixed assets	¥29,113	¥28,254	¥61,570
Intangible assets	66	65	131

Total	¥29,180	¥28,319	¥61,702

Lease Transactions

Finance lease transactions except for those under which the ownership of leased assets are transferred to a lessee.

1.  Proforma acquisition cost, accumulated depreciation and net book value of leased assets

	Acquisition cost	As of September 30, 2001 Accumulated depreciation	(Millions of Yen) Net book value
Tools, furniture and fixtures	¥16,357	¥10,976	¥5,380
Other	270	111	159

Total	¥16,628	¥11,088	¥5,540

	Acquisition cost	As of September 30, 2002 Accumulated depreciation	(Millions of Yen) Net book value
Tools, furniture and fixtures	¥9,312	¥5,502	¥3,809
Other	224	99	125

Total	¥9,537	¥5,602	¥3,935

	Acquisition cost	As of March 31, 2002 Accumulated depreciation	(Millions of Yen) Net book value
Tools, furniture and fixtures	¥11,012	¥6,866	¥4,146
Other	256	96	160

Total	¥11,269	¥6,962	¥4,306

The above pro forma acquisition costs include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and other factors as of the half year-end (year-end).

2. Future lease payments
	Within one year	As of September 30, 2001 Over one year	(Millions of Yen) Total
	¥2,918	¥2,621	¥5,540

	Within one year	As of September 30, 2002 Over one year	(Millions of Yen) Total
	¥1,940	¥1,994	¥3,935

Within one year	As of March 31, 2002 Over one year	(Millions of Yen) Total
¥2,220	¥2,086	¥4,306

The above future lease payments include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and other factors as of the half year-end (year-end).

3. Lease payments and pro forma depreciation expenses
Half year ended September 30, 2001		(Millions of Yen)
Lease payment	Depreciation expenses
¥2,390	¥2,390

Half year ended September 30, 2002		(Millions of Yen)
Lease payment	Depreciation expenses
¥2,380	¥2,380

Year ended March 31, 2002		(Millions of Yen)
Lease payment	Depreciation expenses
¥3,638	¥3,638

4. Method of estimating pro forma depreciation expenses

Proforma depreciation of leased assets is calculated using the straight-line method over the respective lease terms with the residual value of zero.

Securities

Marketable equity securities, as of September 30, 2001 and 2002 and March 31, 2002 which are included in investments in subsidiaries and affiliates, are as follows:

	As of September 30, 2001		(Millions of Yen)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥8,069	¥4,944
Investments in affiliates	22,781	88,095	65,314

Total	¥25,905	¥96,164	¥70,259

	As of September 30, 2002		(Millions of Yen)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥11,441	¥8,317
Investments in affiliates	23,425	129,793	106,367

Total	¥26,550	¥141,235	¥114,685

	As of March 31, 2002		(Millions of Yen)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥9,778	¥6,654
Investments in affiliates	22,781	112,249	89,468

Total	¥25,905	¥122,028	¥96,123

Per Share Data

	Half year ended September 30, 2001	Half year ended September 30, 2002	Year ended March 31, 2002
	(Yen)
Net asset per share	¥1,313.36	¥1,449.43	¥1,377.92
Net income per share	¥67.64	¥94.17	¥138.47

Diluted net income per share is not provided due to no potential dilution effect.

(Additional information)
“Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan Financial Accounting Standards No.2 September 25, 2002) and “Implementation Guidance on Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan Financial Accounting Implementation Guidance No.4 September 25, 2002) were adopted from the half year ended September 30, 2002.

Per share data for the previous half year of the preceding fiscal year and the preceding fiscal year, which was computed by applying the above accounting standard and accounting implementation guidance are as follows:

	Half year ended September 30, 2001	Year ended March 31, 2002
	(Yen)
Net asset per share	¥1,313.36	¥1,377.92
Net income per share	¥67.64	¥138.08

*The basis to compute net income per share is as follows:

	Half year ended September 30, 2001	Half year ended September 30, 2002	Year ended March 31, 2002
Net income	—	¥91,714 million	—
Amount not applicable to common stock	—	—	—
Net income applicable to common stock	—	¥91,714 million	—
Weighted average number of shares	—	973,972,176 shares	—